SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2001 to December 31, 2001

COMMISSION FILE NO. 1-5424

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

DELTA FAMILY-CARE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DELTA AIR LINES, INC.
P.O. Box 20706
Atlanta, Georgia 30320-6001

DELTA FAMILY-CARE SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND JUNE 30, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits—December 31, 2001

Statement of Net Assets Available for Benefits—June 30, 2001

Statement of Changes in Net Assets Available for Benefits for the Six-Month Period Ended December 31, 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2001

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

Schedule I: Schedule H, Line 4i—Assets (Held at End of Year)—December 31, 2001

EXHIBIT 99

Letter to Securities and Exchange Commission Pursuant to Temporary Note 3T

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
Delta Air Lines, Inc.:

We have audited the accompanying statements of net assets available for benefits of the DELTA FAMILY-CARE SAVINGS PLAN as of December 31, 2001 and June 30, 2001 and the related statements of changes in net assets available for benefits for the six-month period ended December 31, 2001 and the year ended June 30, 2001. These financial statements and the schedule referred to below are the responsibility of the Administrative Committee of Delta Air Lines, Inc. in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and June 30, 2001 and the changes in its net assets available for benefits for the six-month period ended December 31, 2001 and for the year ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
April 22, 2002

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001

(In Thousands)

	Nonparticipant-Directed
			Participant-
	Allocated	Unallocated	Directed	Total

ASSETS:
Cash	$7,559	$—	$779	$8,338

Investments, at fair value as determined by quoted market prices (Note 3)	418,466	206,634	3,092,424	3,717,524
Investments, at contract value (Note 3)	—	—	660,670	660,670

Total investments	418,466	206,634	3,753,094	4,378,194

Receivables:
Employer contributions	9,891	—	13,575	23,466
Interest and dividends and other	2	1	982	985

Total receivables	9,893	1	14,557	24,451

Total assets	435,918	206,635	3,768,430	4,410,983
LIABILITIES:
ESOP notes:
Current	—	29,207	—	29,207
Noncurrent	—	260,988	—	260,988
Interest payable	—	11,753	—	11,753
Other payables	—	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$435,918	$(95,313)	$3,768,430	$4,109,035

The accompanying notes are an integral part of this statement.

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

JUNE 30, 2001

(In Thousands)

	Nonparticipant-Directed
			Participant-
	Allocated	Unallocated	Directed	Total

ASSETS:
Investments, at fair value as determined by quoted market prices (Note 3)	$494,601	$257,705	$3,231,664	$3,983,970
Investments, at contract value (Note 3)	—	—	667,700	667,700

Total investments	494,601	257,705	3,899,364	4,651,670

Receivables:
Employer contributions	10,738	—	4,357	15,095
Interest and dividends	9	49	—	58

Total receivables	10,747	49	4,357	15,153

Total assets	505,348	257,754	3,903,721	4,666,823
LIABILITIES:
ESOP notes:
Current	—	26,072	—	26,072
Noncurrent	—	290,195	—	290,195
Interest	—	25,495	—	25,495
Other payables	6,996	—	—	6,996

NET ASSETS AVAILABLE FOR BENEFITS	$498,352	$(84,008)	$3,903,721	$4,318,065

The accompanying notes are an integral part of this statement.

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

(In Thousands)

	Nonparticipant-Directed
			Participant-
	Allocated	Unallocated	Directed	Total

CONTRIBUTIONS:
Participant	$—	$—	$163,686	$163,686
Employer	9,964	30,619	22,087	62,670

INVESTMENT INCOME:
Net depreciation in fair value of investments	(97,550)	(11,518)	(258,185)	(367,253)
Interest and dividends	7,852	6,560	42,730	57,142

ALLOCATION OF SHARES, at fair value	25,213	(25,213)	—	—

BENEFITS PAID TO PARTICIPANTS	(6,979)	—	(106,312)	(113,291)

INTERFUND TRANSFERS	(925)	—	925	—

ADMINISTRATIVE EXPENSES	(9)	—	(222)	(231)

INTEREST EXPENSE ON ESOP NOTES	—	(11,753)	—	(11,753)

NET DECREASE	(62,434)	(11,305)	(135,291)	(209,030)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	498,352	(84,008)	3,903,721	4,318,065

End of period	$435,918	$(95,313)	$3,768,430	$4,109,035

The accompanying notes are an integral part of this statement.

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED JUNE 30, 2001

(In Thousands)

	Nonparticipant-Directed
			Participant-
	Allocated	Unallocated	Directed	Total

CONTRIBUTIONS:
Participant	$—	$—	$329,437	$329,437
Employer	33,146	28,489	17,440	79,075

INVESTMENT INCOME:
Net depreciation in fair value of investments	(68,211)	(37,241)	(1,042,573)	(1,148,025)
Interest and dividends	14,254	14,185	262,003	290,442

ALLOCATION OF SHARES, at fair value	21,536	(21,536)	—	—

BENEFITS PAID TO PARTICIPANTS	(14,934)	—	(188,176)	(203,110)

INTERFUND TRANSFERS	(1,915)	—	1,915	—

ADMINISTRATIVE EXPENSES	(24)	—	(874)	(898)

INTEREST EXPENSE ON ESOP NOTES	—	(25,495)	—	(25,495)

NET DECREASE	(16,148)	(41,598)	(620,828)	(678,574)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	514,500	(42,410)	4,524,549	4,996,639

End of year	$498,352	$(84,008)	$3,903,721	$4,318,065

The accompanying notes are an integral part of this statement.

DELTA FAMILY-CARE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND JUNE 30, 2001

1.	DESCRIPTION OF PLAN

The following description of the Delta Family-Care Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan established by Delta Air Lines, Inc. (the “Company” or “Delta”). Substantially all Delta and Delta Technology, Inc. (“Delta Technology”) personnel who are paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is intended to qualify under Section 404(c) of ERISA.

Contributions

Employee contributions may be made, at the option of the employee, as pretax contributions or after-tax contributions or as a combination of both pretax and after-tax contributions.

Eligible U.S.-based nonpilot participants who are not highly compensated employees may contribute up to 23% of eligible earnings to the Plan. Eligible nonpilot participants who are highly compensated may contribute up to 13% of eligible earnings to the Plan. Puerto Rico-based employees and Delta Technology participants may contribute up to 10% and 18%, respectively, of eligible earnings. Through December 31, 2000, eligible pilot participants could contribute up to 10% of eligible earnings to the Plan. Effective January 1, 2001, eligible pilot participants who are not highly compensated employees and eligible pilot participants who are highly compensated employees may contribute up to 18% and 13%, respectively, of eligible earnings to the Plan. Effective July 1, 2001, pilots who exceed the IRC Section 401(a)(17) limit in the prior plan year are subject to further restriction of the percentage of earnings which may be deferred into the Plan. For calendar year 2001, the limit is 12%. Contributions are subject to the limits under Section 402(g) of the Internal Revenue Code (the “Code”)

After the employee has completed 12 months of service, Delta makes a quarterly matching contribution to a participant’s account of $.50 for every $1 contributed by the participant, up to 2% of the participant’s annual earnings, as defined in the plan document.

Effective July 1, 2001, the pilots receive an employer contribution on a monthly basis equal to 3% of eligible earnings. Effective July 1, 2001, pilots no longer receive the quarterly company matching contribution discussed above.

The first $1,600 ($1,550 for the plan year ended June 30, 2001 and increased by $50 per plan year) of these company contributions (the “Annual Cap”) to a participant’s account is invested in the Delta Preferred Stock Fund, which consists of both Delta Series B ESOP Convertible Preferred Stock (“Preferred Stock”) and Delta Common Stock (“Common Stock”). The remainder, if any, of Delta’s contributions to a participant’s account during a plan year will be allocated among investment options (Note 2) in the same proportion as the participant directs for his/her own contributions. However, Delta’s matching contributions in excess of the Annual Cap shall be made in Common Stock for noncollectively bargained, highly compensated employees, as determined under the Code, as amended.

Delta Technology participants may receive an additional annual contribution equal to 5% of their annual salary.

Vesting

Delta participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Delta Technology participants are immediately vested in contributions to their accounts with the exception of the additional annual contribution they receive, which vests ratably over a three-year period. Forfeitures from the Delta Technology participants’ accounts are used to offset employer contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings (losses) and charged with administrative expenses on a per participant basis as well as any withdrawals made. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Account Distributions

Upon retirement or eligibility for long-term disability, a participant’s non-ESOP (“Employee Stock Ownership Plan”) account balance may be distributed in the form of a single-sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or variable monthly installments to be paid over the life expectancy of the participant and the participant’s beneficiary.

Upon termination of employment for reasons other than retirement or long-term disability, a participant’s non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution.

A participant’s ESOP account balance may be distributed as a lump-sum cash payment or, at the participant’s election, in Common Stock when distribution of the non-ESOP portion of the account begins.

While employed, a participant may elect to withdraw all after-tax contributions, pre-1989 matching contributions, and the earnings thereon. Under certain hardship circumstances, a participant may also make an in-service withdrawal of pretax contributions.

Loans to Participants

Participants may borrow against a portion of their plan account balances. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees’ Credit Union at the initiation of the loan (10% at December 31, 2001).

2.	INVESTMENT OPTIONS

The investment options available to participants consist of numerous mutual funds and several actively managed portfolios, including the Delta Common Stock Fund which invests primarily in Common Stock. A brokerage window was added to the Plan effective October 1, 2001. The brokerage window provides access to mutual funds available through the Fidelity Funds Network®.

All available investment options are participant-directed except the Delta Preferred Stock Fund, which consists of employer contributions (both Preferred Stock and Common Stock) only. Participants who are age 55 and have completed ten years of participation in the Plan may diversify their account balance out of the Delta Preferred Stock Fund.

Accounts are limited to 30 investment options at any time (excluding individual mutual funds purchased through the brokerage window), and payroll deductions are required to be allocated in 5% increments (to no more than 20 investment options at a time). Participants are not permitted to allocate more than 50% of their contributions to the Delta Common Stock Fund.

3.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. As a result of negotiations with the pilots’ union, the year-end for the Plan has been changed to December 31. Therefore, the accompanying financial statements present the Plan’s net assets available for benefits as of December 31, 2001 and June 30, 2001 (the previous plan year-end) and the changes in net assets available for benefits for the six-month period ended December 31, 2001 and the year ended June 30, 2001.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform with the current year presentation.

Investments

Investments, except for guaranteed investment contracts and Preferred Stock, are stated at fair value as determined from the publicly stated price information at the end of each trading day.

The Preferred Stock is stated at fair value, which is determined based on the greater of (a) the market price of the Delta Common Stock into which each preferred share is convertible (Note 6) and (b) $72 per share.

The Plan’s investment contracts are fully benefit-responsive and, therefore, are presented at contract value (cost plus accrued income). The fair value of the investment contracts held by the Plan at December 31, 2001 and June 30, 2001 was approximately $580,875,000 and $525,945,000, respectively. The investment performance for the investment contracts for the six-month period ended December 31, 2001 was 2.91%. The average yield for the investment contracts for the year ended June 30, 2001 was 6.42%. The weighted average crediting rates for the investment contracts for the six-month period ended December 31, 2001 and for the year ended June 30, 2001 were 5.63% and 6.04%, respectively. Certain guaranteed investment contracts (“GICs”) held by the Plan are synthetic; that is, the Plan owns certain fixed income marketable securities, and a third party provides a “wrapper” that guarantees a minimum rate of return and provides benefit responsiveness. At December 31, 2001, the fair value of the assets underlying the synthetic GICs and the value of the related wrapper contracts was $505,799,000 and $(14,425,000), respectively. At June 30, 2001, the fair value of the underlying assets of the synthetic GICs and the value of the related wrapper contracts were $437,973,000 and $(5,650,000), respectively. Interest rates on the synthetic GICs are generally reset quarterly by the issuer and are guaranteed to be set at a rate not less than 0%

Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The fair values of individual investments that represent 5% or more of the Plan’s total net assets as of December 31, 2001 and June 30, 2001 are separately identified as follows (in thousands):

December 31, 2001:
Fidelity Magellan Fund	$250,654
Fidelity Contrafund	253,501
Fidelity U.S. Equity Index Commingled Fund	279,267
Delta Common Stock	300,188	*
Delta Preferred Stock	444,787	**
June 30, 2001:
Fidelity Magellan Fund	261,614
Fidelity Contrafund	264,766
Fidelity U.S. Equity Index Commingled Fund	298,813
Delta Common Stock	387,405	*
Delta Preferred Stock	479,911	**

* Partially nonparticipant-directed
** Nonparticipant-directed

The net appreciation (depreciation) in fair value of investments includes both net unrealized appreciation (depreciation) on assets held during the year and net realized gains (losses) from the sale of investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date

During the six-month period ended December 31, 2001 and the year ended June 30, 2001, the Plan’s investments depreciated in fair value as follows (in thousands):

	December 31,	June 30,
	2001	2001

Mutual funds	$(210,527)	$(993,894)
Delta Common Stock	(126,491)	(52,418)
Delta Preferred Stock	(23,308)	(71,163)
Commingled funds	(6,927)	(30,550)

	$(367,253)	$(1,148,025)

Nonparticipant-Directed Investments

Information about the type of investments included in the nonparticipant-directed portion of the net assets available for benefits is as follows as of December 31, 2001 and June 30, 2001 (in thousands):

	December 31,	June 30,
	2001	2001

Investments:
Delta Common Stock	$166,707	$244,506
Delta Preferred Stock	444,787	479,911
Money market fund	13,606	27,889

	$625,100	$752,306

Administrative Expenses

Certain administrative functions of the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan are paid by the Plan.

4.	FEDERAL INCOME TAXES

The Plan has received a letter of determination dated June 4, 1996 from the Internal Revenue Service which states that the Plan, as amended through June 29, 1995, is in compliance with Section 401(a) and applicable subsections of Section 409 of the Code, is an employee stock ownership plan with a cash or deferred arrangement under Section 401(k) of the Code, and satisfies the requirements of Section 4975(e)(7) of the Code. As a result of certain plan administration and operational concerns, the Company intends to seek relief under Revenue Procedure 2001-17. Subject to this relief, in the opinion of Delta’s management, the Plan, as of December 31, 2001, continues to be in compliance with Section 401(a) and applicable subsections of Sections 409, 401(k), and 4975(e)(7) and continues to be entitled to an exemption from federal income taxation under Section 501(a); thus, no provision for federal income taxes has been made in the accompanying financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so at this time, Delta has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	EMPLOYEE STOCK OWNERSHIP PLAN

The Plan includes a leveraged ESOP. In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank. The unallocated shares of Preferred Stock are pledged as security on the borrowings.

In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes (“ESOP Notes”) to third-party lenders and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (Note 7). Therefore, the

Company is obligated to make annual contributions sufficient to fund principal and interest payments on the ESOP Notes.

Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6.00% or $4.32; is convertible into 1.7155 shares of Common Stock, subject to adjustment in certain circumstances; and has a liquidation preference of $72 plus any accrued and unpaid dividends. Generally, the Preferred Stock shareholders vote together as a single class with the Common Stock shareholders on matters upon which the Common Stock shareholders are entitled to vote. The Preferred Stock has two votes per share, subject to adjustment in certain circumstances.

The number of shares of Preferred Stock released from the unallocated account for a plan year will generally be the number of shares of Preferred Stock held in the unallocated account multiplied by the ratio that the amount of principal and interest paid on the ESOP Notes, with respect to such plan year, bears to the total amount of principal and interest remaining to be paid (including payments with respect to such plan year). Once shares are released from the unallocated account, they are available to be allocated to participants’ accounts as company contributions.

The number of shares of Preferred Stock allocated to participant accounts will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock, as defined in the Plan. If, during the plan year, the value of the Preferred Stock released from the unallocated account as a result of the repayment of the ESOP Notes is less than Delta’s contributions to the Plan for that year (excluding contributions to Delta Technology participants), this difference will be made up by Delta through (a) prepaying the ESOP Notes to release additional shares of Preferred Stock, (b) contributing cash to the Plan so the Plan’s trustee can purchase Common Stock, or (c) contributing shares of Common Stock to the Plan, in each case for allocation to participants’ accounts. However, if at the end of the plan year the value of the Preferred Stock released from the unallocated account as a result of the scheduled repayment of the ESOP Notes during that plan year is greater than Delta’s contributions to the Plan for that plan year (excluding contributions to Delta Technology participants), then the excess will be allocated as of the end of the plan year among all participants making contributions to the Plan.

The ESOP Notes will be repaid primarily from the Company’s contributions and dividends on the Preferred Stock. If dividends on allocated shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

As of December 31, 2001, 3,405,019 shares of Preferred Stock with a market value, as defined, of approximately $245,331,000 had been allocated to participants’ accounts, and 2,768,288 shares of Preferred Stock with a market value, as defined, of approximately $199,455,000 were held in the unallocated account.

7.	LONG-TERM DEBT

At December 31, 2001, the Plan’s long-term debt, including current maturities of $29,207,000, consisted of $290,195,000 aggregate principal amount of ESOP Notes with final maturity dates ranging from July 1, 2002 to January 1, 2009 and interest rates ranging from 7.63% to 8.10%. The interest rates on the ESOP Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the ESOP Notes may be prepaid at the option of the Plan at any time in whole or in part. Delta may be required to purchase the ESOP Notes at the option of the holders in certain circumstances.

At December 31, 2001, the annual maturities of the ESOP Notes for the next five years and thereafter are as follows (in thousands):

Years ending December 31:
2002	$29,207
2003	32,655
2004	36,449
2005	40,621
2006	45,209
After 2006	106,054

Total	$290,195

8.	RELATED-PARTY TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds, collective trusts, or interests in cash reserve accounts managed by Fidelity Management Trust Company (the “Trustee”) or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Amounts held in such investments at December 31, 2001 are included in Schedule I. Fees paid by the Plan to an affiliate of the Trustee for record-keeping services totaled $231,000 and $888,000 for the six-month period ended December 31, 2001 and for the year ended June 30, 2001, respectively. Fees paid by the Plan for investment management vary by fund and are generally reflected as a reduction in fund earnings.

SCHEDULE I Page 1 of 11

DELTA FAMILY-CARE SAVINGS PLAN

SCHEDULE H, LINE 4i—ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

		Principal
		Amount	Cost or
		or Number	Contract		Current
	Identity of Issuer and Description of Investment	of Shares	Value		Value

	DELTA COMMINGLED STOCKS FUND:
	Delta International Equity Pool:
*	Fidelity Management & Research Company, Fidelity Overseas Fund	850,055	(a	)	$23,308,518
*	FMTC Select International Portfolio	1,199,948	(a	)	75,128,762
	Delta U.S. Equity Pool:
*	Fidelity Management & Research Company, Fidelity Magellan Fund	491,421	(a	)	51,215,910
*	Fidelity Management & Research Company, Fidelity Growth and Income Portfolio	1,305,997	(a	)	48,818,162
*	Fidelity Management & Research Company, FMTC Select Equity Portfolio	2,856,528	(a	)	100,778,314

	Total				299,249,666

	DELTA COMMINGLED BONDS FUND:
*	FMTC Broad Market Duration	5,594,009	(a	)	114,117,786

	DELTA COMMON STOCK FUND:
*	Delta Air Lines, Inc. Common Stock	4,561,836	(a	)	133,480,784
*	Fidelity Institutional Cash Portfolio—Money Market Fund	1,662,309	(a	)	1,662,309

	Total				135,143,093

	INSURANCE CONTRACT/STABLE VALUE FUND:
*	Fidelity Management Trust Company, Short-Term Investment Fund, 2.04% at December 31, 2001	28,261,418	(a	)	28,261,418
	Guaranteed investment contracts:
	Aegon:
	#00200FR, 7.18%, due October 4, 2004		(a	)	2,180,565
	#MDA221FR, 6.56%, due December 15, 2003		(a	)	3,206,274
	Allstate Life Insurance Company:
	GAC-6324, 5.93%, due April 19, 2005		(a	)	3,124,189
	Business Men’s Assurance Company:
	#1297, 6.03%, due June 3, 2002		(a	)	6,134,745
	#1308, 5.41%, due June 2, 2003		(a	)	5,931,914
	Caisse des Depots:
	BR-261-02, 5.36%, due October 15, 2003		(a	)	5,055,378
	GE Life & Annuity Assurance Company:
	GS-3448, 7.38%, due August 16, 2004		(a	)	3,308,655
	GS-3442, 7.49%, due July 21, 2003		(a	)	2,221,591
	GS-3529, 5.55%, due March 29, 2004		(a	)	2,607,695
	John Hancock Life Insurance:
	#15133, 5.95%, due January 18, 2005		(a	)	3,172,968
	#15096-GAC, variable rate (2.62% at December 31, 2001), due December 1, 2003		(a	)	2,005,820
	Metropolitan Life Insurance Company:
	GAC-25642, 7.17%, due September 20, 2004		(a	)	2,732,119
	GAC-28206, 5.42%, due July 27, 2004		(a	)	1,023,259
	GAC-25701, 7.09%, due November 1, 2004		(a	)	4,332,920
	New York Life Insurance Company:
	#06494-002, 6.78%, due February 20, 2003		(a	)	1,006,030
	GA-31314, 7.15%, due August 10, 2004		(a	)	3,061,605
	GA-31199, 7.15%, due November 8, 2004		(a	)	5,407,400
	Prudential Insurance Company:
	#10009-212, 6.15%, due June 18, 2003		(a	)	6,171,129
	SunAmerica Life Insurance Company:
	#4888, 8.33%, due January 2, 2004		(a	)	7,987,514

SCHEDULE I Page 2 of 11

	Principal
	Amount	Cost or
	or Number	Contract		Current
Identity of Issuer and Description of Investment	of Shares	Value		Value

Synthetic insurance contracts:
Aegon:
Bear Sterns CBO, 1997-1A, Class A-2A		(a	)	$906,172
EQCC Home Equity Loan Trust 1999-1, Class A-3F Certificates, 5.92%, November 20, 2024		(a	)	7,204,288
FNMA, 6.63%, due September 2009		(a	)	6,525,792
First Union-Lehman Brothers Commercial Mortgage Trust 1997-C1, Class A-1 Certificates		(a	)	4,081,876
Ford Auto Owners Trust 2001-C, Class A-5 Certificates, 5.25%		(a	)	1,340,983
GMAC Commercial Mortgage Securities 1996-C1, Class A-2A Certificates		(a	)	198,947
Home Ownership Funding Corp. 1997-1, Class A		(a	)	6,184,314
Merrill Lynch Mortgage Investors Inc., 1997-C1, Class A-1 Certificates, 6.95%		(a	)	1,823,008
Morgan Stanley Dean Witter Capital 01-TOP3, Class A Certificates		(a	)	1,933,264
PNC Student Loan Trust I 1997-2, Class A-6 Certificates		(a	)	2,934,714
Wrapper contract 00283TR, 5.59%		(a	)	229,351
Allstate Life Insurance Company:
ANRC Auto Owner Trust, 2001-A, Class A-4 Certificates, 4.32%, June 16, 2008		(a	)	1,100,466
BMW Vehicle Owner Trust 2001-A, Class A-4 Certificates, 5.11%, May 25, 2006		(a	)	2,253,816
DaimlerChrysler Auto Trust 2001-A, Class A-4 Certificates, 5.40%, March 6, 2006		(a	)	4,134,308
Discover Card Master Trust I 2001-5, Class A Certificates, 5.30%, November 16, 2006		(a	)	5,179,190
Federal National Mortgage Co. (“FNMA”), 5.75%, due February 15, 2008		(a	)	985,430
Ford Credit Auto Owners Trust 2001-E, Class A-4 Certificates, 4.01%, March 15, 2006		(a	)	3,596,087
GE Capital Commercial Mortgage Corp. 2001-2, Class A1 Certificates, 5.26%, August 11, 2033		(a	)	3,924,033
U.S. Treasury Note, 6.63%, due May 15, 2007		(a	)	4,429,924
Wrapper contract #77141, 5.82%		(a	)	(589,700)
Allstate Life Insurance Company:
INVESCO Group Trust Gamma Fund		(a	)	14,524,023
Wrapper contract #77140, 6.20%		(a	)	(547,978)
Bank of America:
INVESCO Group Trust Intermediate Government Credit Fund		(a	)	14,494,994
Wrapper contract, 5.40%		(a	)	(135,604)
Bank of America:
INVESCO Group Trust Lambda II Fund		(a	)	7,380,904
Wrapper contract #01-044, 5.46%		(a	)	(148,449)
Caisse des Depots:
INVESCO Group Trust High Quality Structured Securities Fund		(a	)	26,197,454
Wrapper contract, 4.71%		(a	)	117,291
Metropolitan Life Insurance Co.:
Case Equipment Loan Trust 1999-A, Class A-4 Certificates		(a	)	4,043,290
U. S. Treasury Note, 5.88%, due November 2004		(a	)	5,331,075
FNMA Grantor Trust 2001-T7, Class A-1 Certificates		(a	)	4,794,207
Commercial Mortgage Trust 1999-C1, Class A-1 Pass-Through Certificates, 6.41%		(a	)	4,504,089
Goldman Sachs Mortgage Sec. Corp. II, 1996-PL, Class A-1 Certificates		(a	)	2,043,171
Wrapper contract #28441, 6.25%		(a	)	(552,733)
Global Wrap:
Abbey National, Note, 8.2%, October 15, 2004		(a	)	2,248,562
Alabama Power Company, 4.88%, September 1, 2004		(a	)	1,127,699

SCHEDULE I Page 3 of 11

	Principal
	Amount	Cost or
	or Number	Contract		Current
Identity of Issuer and Description of Investment	of Shares	Value		Value

Arcadia Automobile Receivables Trust 1998-C, Class A-3 Certificates, 5.67%, August 15, 2006		(a	)	$2,155,439
Associates Corp. North American, 5.75%, November 1, 2003		(a	)	1,050,853
AT&T Corp., 5.63%, March 15, 2004		(a	)	2,884,763
Bank of America, 6.63%, June 15, 2004		(a	)	1,593,187
Bank of America Manufactured Housing Contract 1998-2, Class A6 Certificates, 6.24%, July 10, 2011		(a	)	10,353,461
Bank of Boston, 8.00%, September 15, 2004		(a	)	1,335,499
Chase Manhattan Corp., note, 5.75%, April 15, 2004		(a	)	1,567,198
CIT Group Holdings Inc., 5.63%, May 17, 2004		(a	)	2,173,553
Capital One Master Trust 2001-5, Class A Certificates, 5.30%, June 15, 2009		(a	)	1,719,211
Capital One Master Trust 2001-7A, Class A Certificates, 3.85%, August 15, 2007		(a	)	3,073,214
Citibank Credit Card Issuance Trust 2001-A8, Class A8 Certificates, 4.10%, December 7, 2006		(a	)	1,294,973
Citibank Credit Card Master Trust I 1999-1, Class A Certificates, 5.50%, February 15, 2006		(a	)	1,478,752
Countrywide Home Loans Inc., 5.25%, May 22, 2003		(a	)	407,114
Countrywide Home Loans Inc., 5.25%, June 15, 2004		(a	)	929,495
CSXT Trade Receivables Master Trust, Series 1998-1, 6.00%, July 26, 2004		(a	)	8,251,750
Dayton Hudson Credit Card Master Trust 1998-1, Class A certificates, 5.90%, May 25, 2006		(a	)	5,190,464
DLJ Commercial Mortgage Trust 2000-CKP1, Class A1A Certificates, 6.93%, August 10, 2009		(a	)	2,071,907
Discover Card Master Trust 1998-6, Class A certificates, 5.85%, January 17, 2006		(a	)	3,190,747
Discover Card Master Trust 2001-6, Class A certificates, 5.75%, December 15, 2008		(a	)	1,440,536
Federal Home Loan Bank (FHLB), 4.5%, July 7, 2003		(a	)	20,306,271
Freddie Mac, 4.75%, March 15, 2003		(a	)	32,281,109
Freddie Mac, FHR 1610 Class PM Certificates, 6.25%, April 15, 2022		(a	)	934,496
Freddie Mac, FHR 1634 Class PW Certificates, 4.00%, October 15, 2007		(a	)	5,377,368
Freddie Mac, FHR 1680 Class PH Certificates, 6.25%, January 15, 2023		(a	)	1,039,888
Freddie Mac, FHR 1702 Class PD Certificates, 6.50%, April 15, 2022		(a	)	4,184,147
Freddie Mac, FHR 1803 Class AB Certificates, 6.00%, December 25, 2008		(a	)	5,898,155
FNMA, 5.63%, May 14, 2004		(a	)	18,416,081
FNMA #254048, 6.50%, November 1, 2016		(a	)	15,803
FNMA #497576, 7.00%, February 1, 2016		(a	)	4,345
FNMA #545034, 7.00%, December 1, 2015		(a	)	1,461
FNMA #550431, 7.00%, January 1, 2016		(a	)	122
FNMA #573726, 7.00%, January 1, 2016		(a	)	1,807
FNMA #612653, 7.00%, October 1, 2016		(a	)	514
FNMA, FNR 1994-50, Class PH Certificates, 5.50%, January 25, 2023		(a	)	1,014,893
FNMA, FNR 1993-130, Class J Certificates, 6.50%, June 25, 2021		(a	)	1,144,799
FNMA, FNR 1993-225, Class OH Certificates, 6.30%, October 25, 2022		(a	)	956,450
FNMA, FNR 1996-40, Class J Certificates, 6.00%, December 2008		(a	)	1,612,759
FNMA, FNR 1997-9, Class B Certificates, 6.50%, October 25, 2022		(a	)	1,912,016
FNMA, FNR 1996-28, Class PG Certificates, 6.50%, March 25, 2022		(a	)	9,637,024
First Union Corp., 7.10%, August 15, 2004		(a	)	1,534,473

SCHEDULE I Page 4 of 11

	Principal
	Amount	Cost or
	or Number	Contract		Current
Identity of Issuer and Description of Investment	of Shares	Value		Value

First Union-Lehman Brothers Commercial Mortgage Trust 1997-C-1, Class A-2 Certificates, 7.3%, April 18, 2029		(a	)	$524,276
Ford Credit Auto Owner Trust 2000-F, Class A-3 Certificates, 6.58%, November 15, 2004		(a	)	1,057,143
Ford Motor Credit Corp., 6.70%, July 2016		(a	)	3,402,907
General Electric Capital Corp., 7.25%, February 1, 2005		(a	)	2,106,546
General Electric Capital Corp., 7.25%, May 3, 2004		(a	)	5,044,547
General Motors Acceptance Corp., 6.38%, January 30, 2004		(a	)	2,609,435
GTE, 9.10%, June 1, 2003		(a	)	1,510,605
Household Finance Corp., 8.00%, May 9, 2005		(a	)	1,522,452
Household Private Label Credit Card Master Note Trust I 2001-2, Class A Certificates, 4.95%, June 16, 2008		(a	)	1,626,178
International Bank for Recon. & Dev., 3.50%, October 22, 2004		(a	)	1,194,130
LB-UBS Commercial Mortgage Trust 2000-C3, Class A-1 Certificates, 7.95%, July 15, 2009		(a	)	4,219,762
Lehman Bros. Holdings, Inc., 7.75%, January 15, 2005		(a	)	1,329,660
MBNA Master Credit Card Trust II, 1997-1, Class A Certificates, 5.35%, August 15, 2004		(a	)	4,246,819
Merrill Lynch, 5.35%, June 15, 2004		(a	)	1,236,321
Midland Bank PLC, 8.63%, December 15, 2004		(a	)	1,446,423
Morgan Stanley Dean Witter, 5.63%, January 20, 2004		(a	)	212,525
Morgan Stanley Dean Witter Capital I Trust 2000-PRIN, Class A-2 Certificates, 7.18%, February 23, 2034		(a	)	1,731,695
Morgan Stanley Dean Witter Capital I Trust 2001-PPM, Class A-2 Certificates, 6.40%, February 1, 2031		(a	)	1,457,217
Nomura Asset Securities Corp. 1998-D6, Class A1B Certificates, 6.59%, March 15, 2030		(a	)	836,297
Ontario Prov., 7.63%		(a	)	3,275,929
Peco Energy Transition Trust 1999-A, Class A4 Certificates, 5.80%, March 1, 2007		(a	)	3,725,937
PP&L Transition Bond Co. LLC 1999-1, Class A-4 Certificates, 6.72%, December 26, 2005		(a	)	6,320,900
Prime Credit Card Master Trust 2000-1, Class A Certificates, 6.70%, October 15, 2009		(a	)	1,262,225
Quebec Yank., 8.63%, January 19, 2005		(a	)	1,841,316
Salomon Smith Barney, 6.25%, January 15, 2005		(a	)	2,143,299
Sears Credit Account Master Trust II 1998-2, Class A Certificates, 5.25%, October 16, 2008		(a	)	7,642,585
Toyota Motor Credit Corp., 5.63%, November 13, 2003		(a	)	1,255,200
United States Treasury note, 3.63%, August 31, 2003		(a	)	35,862,451
Vodafone Airtouch PLC, 7.63%, February 15, 2005		(a	)	993,659
Wells Fargo & Co., 6.63%, July 15, 2004		(a	)	976,084
Wells Fargo & Co., 4.25%, August 15, 2003		(a	)	720,388
WFS Financial Owner Trust 1999-B, Class A-4 Certificates, 6.42%, July 20, 2004		(a	)	7,323,734
Interest-bearing cash		(a	)	2,953,501
Wrapper contracts, 6.37%		(a	)	(9,533,162)
State Street Bank and Trust Co.:
Sears Credit Account Master Trust, 1997-1, Class A Certificates		(a	)	8,163,928
WFS Financial Owner Trust 2001-C, Class A-4 Certificates		(a	)	4,083,552
American Express Credit Account Master Trust, 1999-1, Class A Certificates, 5.60%		(a	)	6,241,800
Distribution Financial Services RV Trust 1999-1, Class A-3 Certificates, 5.70%		(a	)	753,665
CIT Equipment Collateral Trust 2001-A, Class A-4 Certificates		(a	)	2,419,908
U.S. Treasury Note, 6.63%, due May 2007		(a	)	4,983,665
FNMA, 5.75%, due February 2008		(a	)	4,762,456
Wrapper contract #96042, 5.61%		(a	)	(1,396,182)

SCHEDULE I Page 5 of 11

		Principal
		Amount	Cost or
		or Number	Contract		Current
	Identity of Issuer and Description of Investment	of Shares	Value		Value

	Union Bank of Switzerland AG:
	FNMA, 6.63%, due September 2009		(a	)	$2,719,080
	FNMA, Pool #375171, due June 1, 2004		(a	)	10,544,885
	Avis Leasing LP, AESOP 1997-1A, Class A-2 Certificates		(a	)	10,243,840
	Bear Sterns CBO, 1997-1A, Class A-2A		(a	)	771,086
	American Express Credit Account Master Trust 1999-1, Class A Certificates, 5.60%		(a	)	7,282,100
	FNMA, Pool #375087, due May 1, 2004		(a	)	4,805,201
	Wrapper contract #5010, 5.64%		(a	)	(902,160)
	Aetna Life Insurance & Annuity Company:
	Separate account #14617		(a	)	20,545,815
	Wrapper contract, 5.63%		(a	)	(965,422)

	Total				590,303,744

	DELTA BALANCED FUND:
	Delta U.S. Equity Pool:
*	Fidelity Management & Research Company, Fidelity Magellan Fund	2,355	(a	)	245,471
*	Fidelity Management & Research Company, Fidelity Growth and Income Portfolio	6,259	(a	)	233,979
*	Fidelity Management & Research Company, FMTC Select Equity Portfolio	13,691	(a	)	483,018
*	FMTC Broad Market Duration	43,620	(a	)	889,851

	Total				1,852,319

	DELTA CONSERVATIVE BALANCED FUND:
	Delta U.S. Equity Pool:
*	Fidelity Management & Research Company, Fidelity Magellan Fund	30,116	(a	)	3,183,682
*	Fidelity Management & Research Company, Fidelity Growth and Income Portfolio	81,183	(a	)	3,034,634
*	Fidelity Management & Research Company, FMTC Select Equity Portfolio	177,567	(a	)	6,264,579
*	FMTC Broad Market Duration	1,672,314	(a	)	34,115,206

	Total				46,598,101

	DELTA GROWTH BALANCED FUND:
	Delta U.S. Equity Pool:
*	Fidelity Management & Research Company, Fidelity Magellan Fund	196,079	(a	)	20,435,379
*	Fidelity Management & Research Company, Fidelity Growth and Income Portfolio	521,099	(a	)	19,478,667
*	Fidelity Management & Research Company, FMTC Select Equity Portfolio	1,139,768	(a	)	40,211,003
*	FMTC Broad Market Duration	1,197,322	(a	)	24,425,363

	Total				104,550,412

	DELTA PREFERRED STOCK FUND:
*	Delta Air Lines, Inc. common stock	5,697,441	230,290,054		166,707,124
*	Delta Air Lines, Inc. Convertible Preferred Stock Series B	6,173,307	461,513,069		444,786,796
*	Fidelity Institutional Cash Portfolio—Money Market Fund	13,606,013	13,606,013		13,606,013

	Total				625,099,933

	MUTUAL AND COMMINGLED FUNDS:
*	Fidelity Management & Research Company, Fidelity Asset Manager	139,146	(a	)	2,156,765
*	Fidelity Management & Research Company, Fidelity Asset Manager: Income	33,020	(a	)	374,115

SCHEDULE I Page 6 of 11

		Principal
		Amount	Cost or
		or Number	Contract		Current
	Identity of Issuer and Description of Investment	of Shares	Value		Value

*	Fidelity Management & Research Company, Fidelity Asset Manager: Growth	101,120	(a	)	$1,450,057
*	Fidelity Management & Research Company, Fidelity Aggressive Growth Fund	2,090,006	(a	)	39,751,922
*	Fidelity Management & Research Company, Fidelity Balanced Fund	448,550	(a	)	6,683,390
*	Fidelity Management & Research Company, Fidelity Blue Chip Growth Fund	417,308	(a	)	17,919,215
*	Fidelity Management & Research Company, Fidelity Canada Fund	38,320	(a	)	726,928
*	Fidelity Management & Research Company, Fidelity Capital & Income Fund	453,676	(a	)	3,075,924
*	Fidelity Management & Research Company, Fidelity Capital Appreciation Fund	88,014	(a	)	1,808,682
*	Fidelity Management & Research Company, Fidelity Contrafund	5,927,068	(a	)	253,500,711
*	Fidelity Management & Research Company, Fidelity Contrafund II	62,423	(a	)	646,076
*	Fidelity Management & Research Company, Fidelity Convertible Securities Fund	231,446	(a	)	4,605,782
*	Fidelity Management & Research Company, Fidelity Disciplined Equity Fund	55,080	(a	)	1,217,271
*	Fidelity Management & Research Company, Fidelity Diversified International Fund	358,763	(a	)	6,845,190
*	Fidelity Management & Research Company, Fidelity Dividend Growth Fund	1,056,784	(a	)	29,938,685
*	Fidelity Management & Research Company, Fidelity Emerging Markets Fund	91,605	(a	)	714,520
*	Fidelity Management & Research Company, Fidelity Equity-Income II Fund	238,742	(a	)	5,020,753
*	Fidelity Management & Research Company, Fidelity Equity-Income Fund	1,075,885	(a	)	52,470,914
*	Fidelity Management & Research Company, Fidelity Europe Capital Appreciation Fund	134,084	(a	)	2,212,384
*	Fidelity Management & Research Company, Fidelity Europe Fund	138,419	(a	)	3,427,260
*	Fidelity Management & Research Company, Fidelity Export & Multinational Fund	203,351	(a	)	3,450,872
*	Fidelity Management & Research Company, Fidelity Fifty Fund	246,327	(a	)	3,970,784
*	Fidelity Management & Research Company, Fidelity Four in One Index Fund	21,969	(a	)	481,791
*	Fidelity Management & Research Company, Fidelity Freedom 2040 Fund	10,275	(a	)	75,935
*	Fidelity Management & Research Company, Fidelity Fund	320,873	(a	)	9,266,824
*	Fidelity Management & Research Company, Fidelity Global Balanced Fund	9,834	(a	)	157,143
*	Fidelity Management & Research Company, Fidelity Ginnie Mae Fund	679,396	(a	)	7,378,237
*	Fidelity Management & Research Company, Fidelity Government Income Fund	334,861	(a	)	3,338,563
*	Fidelity Management & Research Company, Fidelity Growth & Income Portfolio	3,255,925	(a	)	121,706,475
*	Fidelity Management & Research Company, Fidelity Growth & Income Portfolio II	40,702	(a	)	375,676
*	Fidelity Management & Research Company, Fidelity Growth Company Fund	478,032	(a	)	25,440,842
*	Fidelity Management & Research Company, Fidelity Hong Kong & China Fund	188,539	(a	)	2,451,013
*	Fidelity Management & Research Company, Fidelity Independence Fund	281,386	(a	)	4,437,455
*	Fidelity Management & Research Company, Fidelity Institutional Short-Intermediate Government Portfolio	161,747	(a	)	1,528,511
*	Fidelity Management & Research Company, Fidelity Intermediate Bond Fund	237,850	(a	)	2,454,612
*	Fidelity Management & Research Company, Fidelity International Bond Fund	26,687	(a	)	212,965
*	Fidelity Management & Research Company, Fidelity International Growth & Income Fund	35,204	(a	)	660,422
*	Fidelity Management & Research Company, Fidelity International Value Fund	62,014	(a	)	748,507

SCHEDULE I Page 7 of 11

		Principal
		Amount	Cost or
		or Number	Contract		Current
	Identity of Issuer and Description of Investment	of Shares	Value		Value

*	Fidelity Management & Research Company, Fidelity Investment-Grade Bond Fund	403,302	(a	)	$2,960,234
*	Fidelity Management & Research Company, Fidelity Japan Fund	309,441	(a	)	2,815,912
*	Fidelity Management & Research Company, Fidelity Japan Small Companies Fund	1,319,870	(a	)	8,420,772
*	Fidelity Management & Research Company, Fidelity Large Cap Stock Fund	169,229	(a	)	2,463,974
*	Fidelity Management & Research Company, Fidelity Latin America Fund	84,190	(a	)	1,011,126
*	Fidelity Management & Research Company, Fidelity Low-Priced Stock Fund	1,884,800	(a	)	51,681,230
*	Fidelity Management & Research Company, Fidelity Magellan Fund	1,684,642	(a	)	175,573,419
*	Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund	1,306,823	(a	)	29,494,987
*	Fidelity Management & Research Company, Fidelity New Markets Income Fund	209,655	(a	)	2,287,339
*	Fidelity Management & Research Company, Fidelity Nordic Fund	156,721	(a	)	2,943,223
*	Fidelity Management & Research Company, Fidelity OTC Portfolio	1,590,161	(a	)	49,565,327
*	Fidelity Management & Research Company, Fidelity Overseas Fund	53,813	(a	)	1,475,541
*	Fidelity Management & Research Company, Fidelity Pacific Basin Fund	1,291,149	(a	)	17,882,417
*	Fidelity Management & Research Company, Fidelity Puritan Fund	238,012	(a	)	4,205,672
*	Fidelity Management & Research Company, Fidelity Real Estate Investment Fund	440,335	(a	)	8,154,997
*	Fidelity Management & Research Company, Fidelity Retirement Government Money Market Portfolio	12,662,329	(a	)	12,662,329
*	Fidelity Management & Research Company, Fidelity Retirement Money Market Portfolio	61,844,777	(a	)	61,844,777
*	Fidelity Management & Research Company, Fidelity Short-Term Bond Fund	137,079	(a	)	1,179,894
*	Fidelity Management & Research Company, Fidelity Small Cap Selector Fund	182,165	(a	)	3,060,370
*	Fidelity Management & Research Company, Fidelity Small Cap Stock Fund	122,030	(a	)	1,752,356
*	Fidelity Management & Research Company, Fidelity Southeast Asia Fund	121,102	(a	)	1,329,701
*	Fidelity Management & Research Company, Spartan 500 Index Fund	156,382	(a	)	12,337,011
*	Fidelity Management & Research Company, Spartan U.S. Equity Index Fund	450,929	(a	)	18,322,067
*	Fidelity Management & Research Company, Fidelity Stock Selector Fund	16,501	(a	)	348,668
*	Fidelity Management & Research Company, Fidelity TechnoQuant Growth Fund	83,052	(a	)	976,686
*	Fidelity Management & Research Company, Fidelity Trend Fund	4,583	(a	)	224,773
*	Fidelity Management & Research Company, Fidelity U.S. Bond Index Fund	683,249	(a	)	7,379,084
*	Fidelity Management Trust Company, Fidelity U.S. Equity Index Commingled Fund	8,274,589	(a	)	279,267,379
*	Fidelity Management & Research Company, Fidelity Utilities Fund	281,522	(a	)	3,797,728
*	Fidelity Management & Research Company, Fidelity Value Fund	615,524	(a	)	31,705,660
*	Fidelity Management & Research Company, Fidelity Worldwide Fund	48,366	(a	)	709,045
*	Strategic Advisors, Fidelity Freedom 2000 Fund	62,151	(a	)	715,983
*	Strategic Advisors, Fidelity Freedom 2010 Fund	290,131	(a	)	3,658,548
*	Strategic Advisors, Fidelity Freedom 2020 Fund	252,511	(a	)	3,176,588
*	Strategic Advisors, Fidelity Freedom 2030 Fund	181,709	(a	)	2,282,260

SCHEDULE I Page 8 of 11

		Principal
		Amount	Cost or
		or Number	Contract		Current
	Identity of Issuer and Description of Investment	of Shares	Value		Value

*	Strategic Advisors, Fidelity Freedom Income Fund	59,680	(a	)	$652,307
*	Delta Employees’ Credit Union Fund	N/A	(a	)	1,040,457
	Self-directed investments, publicly traded	N/A	(a	)	3,906,755
	The Alger Fund, Alger Capital Appreciation Retirement Portfolio	52,595	(a	)	676,902
	The Alger Fund, Alger MidCap Growth Retirement Portfolio	166,431	(a	)	2,474,825
	The Alger Fund, Alger Small Capitalization Retirement Fund	6,436	(a	)	96,410
	American Century Mutual Funds, Inc., American Century Select Fund, investor shares	333,807	(a	)	12,350,877
	American Century Mutual Funds, Inc., American Century Ultra Fund, investor shares	3,447,714	(a	)	95,294,811
	Ariel Capital Management, Ariel Appreciation Fund	493,182	(a	)	18,257,614
	Ariel Capital Management, Ariel Fund	227,188	(a	)	8,569,546
	Ariel Capital Management, Ariel Premier Bond Fund, Institutional Shares	25,775	(a	)	263,674
	Baron Funds, Baron Asset Fund	5,615	(a	)	249,635
	Baron Funds, Baron Growth Fund	56,647	(a	)	1,737,348
	Calvert Asset Management Company, Inc., Calvert Capital Accumulation Fund, Class A shares	32,880	(a	)	777,940
	Calvert Asset Management Company, Inc., Calvert New Vision Small-Cap Fund, Class A shares	542,724	(a	)	9,638,783
	Calvert Asset Management Company, Inc., Calvert Social Investment Balanced Fund, Class A shares	8,676	(a	)	226,347
	Calvert Asset Management Company, Inc., Calvert World Values International Equity Fund, Class A shares	17,625	(a	)	260,318
	Delaware Management Company, Delaware Trend Fund, Class A shares	2,085,431	(a	)	38,330,220
	Domini Social Investments, Domini Social Equity Fund	1,875	(a	)	51,321
	Fiduciary Management Associates, UAM/FMA Small Company Portfolio, Institutional shares	32,130	(a	)	594,722
	Founders Asset Management, Founders Balanced Fund, Class F shares	27,081	(a	)	221,792
	Founders Asset Management, Founders Discovery Fund, Class F shares	224,491	(a	)	6,386,770
	Founders Asset Management, Founders Growth and Income Fund, Class F shares	81,009	(a	)	379,934
	Founders Asset Management, Founders Growth Fund, Class F shares	98,653	(a	)	1,038,818
	Founders Asset Management, Founders Mid-Cap Growth Fund, Class F shares	79,761	(a	)	276,772
	Founders Asset Management, Founders Worldwide Growth Fund, Class F shares	36,727	(a	)	430,444
	Franklin Advisers, Franklin Small Cap Growth Fund, Class A shares	8,829	(a	)	275,186
	Franklin Advisers, Templeton Foreign Smaller Companies Fund, Class A shares	4,335	(a	)	56,491
	Franklin Mutual Advisers, Mutual Discovery Fund, Class A shares	45,835	(a	)	828,696
	Franklin Mutual Advisers, Mutual Shares Fund, Class A shares	94,912	(a	)	1,838,443
	INVESCO Funds Group, INVESCO Dynamics Fund, investor shares	1,833,078	(a	)	29,200,939
	INVESCO Funds Group, INVESCO Blue Chip Growth Fund, investor shares	1,910,493	(a	)	4,967,282
	INVESCO Funds Group, INVESCO High-Yield Fund, Investor shares	542,751	(a	)	1,981,042
	INVESCO Funds Group, INVESCO Equity Income Fund, investor shares	85,376	(a	)	1,029,635
	INVESCO Funds Group, INVESCO Select Income Fund, investor shares	366,958	(a	)	1,974,234
	INVESCO Funds Group, INVESCO Small Company Growth Fund, investor shares	939,065	(a	)	11,400,254
	INVESCO Funds Group, INVESCO Total Return Fund, investor shares	62,914	(a	)	1,573,488

SCHEDULE I Page 9 of 11

	Principal
	Amount	Cost or
	or Number	Contract		Current
Identity of Issuer and Description of Investment	of Shares	Value		Value

INVESCO Funds Group, INVESCO Value Equity Fund, investor shares	42,843	(a	)	$840,573
Janus Capital Corporation, Janus Adviser Capital Appreciation Fund	7,189	(a	)	153,196
Janus Capital Corporation, Janus Adviser Aggressive Growth Fund	16,251	(a	)	348,268
Janus Capital Corporation, Janus Adviser Growth Fund	3,784	(a	)	78,292
Janus Capital Corporation, Janus Adviser International Fund	8,042	(a	)	197,362
Janus Capital Corporation, Janus Balanced Fund	1,040,742	(a	)	20,429,463
Janus Capital Corporation, Janus Enterprise Fund	1,863,980	(a	)	59,647,356
Janus Capital Corporation, Janus Flexible Income Fund	350,893	(a	)	3,235,234
Janus Capital Corporation, Janus Fund	1,137,679	(a	)	27,986,909
Janus Capital Corporation, Janus Mercury Fund	5,410,168	(a	)	112,477,388
Janus Capital Corporation, Janus Twenty Fund	2,687,743	(a	)	103,370,613
Janus Capital Corporation, Janus Worldwide Fund	2,008,772	(a	)	88,064,582
Managers Funds, Managers Bond Fund	35,524	(a	)	792,899
Managers Funds, Managers Capital Appreciation Fund	4,000	(a	)	117,154
Managers Funds, Managers Income Equity Fund	123,204	(a	)	3,381,958
Managers Funds, Managers Special Equity Fund	7,654	(a	)	540,384
Merrill Lynch Asset Management, Merrill Lynch Capital Fund, Class A shares	228,414	(a	)	6,105,494
Montgomery Asset Management, Montgomery Global 20 Portfolio, Class R shares	1,617	(a	)	14,469
Morgan Stanley Institutional Fund Trust, Balanced Fund, Advisor Class shares	14,745	(a	)	161,904
Morgan Stanley Institutional Fund Trust, Fixed Income Fund, Advisor Class shares	150,538	(a	)	1,749,248
Morgan Stanley Institutional Fund Trust, High Yield Portfolio, Advisor Class shares	123,251	(a	)	691,440
Morgan Stanley Institutional Fund Trust, Mid Cap Growth Fund, Advisor Class shares	638,957	(a	)	10,983,665
Morgan Stanley Institutional Fund Trust, Value Fund, Advisor Class shares	1,428,394	(a	)	21,740,153
Morgan Stanley Institutional Fund, Inc., Emerging Markets Portfolio, Class B shares	62,296	(a	)	669,056
Morgan Stanley Institutional Fund, Inc., Small Company Growth Portfolio, Class B shares	2,835,726	(a	)	26,542,393
Morgan Stanley Institutional Fund, Inc., Equity Growth Portfolio, Class B	6,069	(a	)	103,665
Morgan Stanley Institutional Fund, Inc., Active International Allocation Portfolio, Class B shares	24,371	(a	)	213,734
Morgan Stanley Institutional Fund, Inc. Global Value Portfolio, Class B shares	98,896	(a	)	1,516,076
Morgan Stanley Institutional Fund, Inc., International Magnum Portfolio, Class B shares	474	(a	)	4,418
Morgan Stanley Institutional Fund, Inc., Value Equity Portfolio Class B shares	59,815	(a	)	578,407
Neuberger & Berman Management, Inc., Neuberger Berman Focus Trust	880,601	(a	)	22,279,205
Neuberger & Berman Management, Inc., Neuberger Berman Genesis Trust	800,984	(a	)	23,316,637
Neuberger & Berman Management, Inc., Neuberger Berman Guardian Trust	33,462	(a	)	381,132
Neuberger & Berman Management, Inc., Neuberger Berman Manhattan Trust	75,963	(a	)	780,898
Neuberger & Berman Management, Inc., Neuberger Berman Partners Trust	79,058	(a	)	1,266,507
Neuberger & Berman Management, Inc., Neuberger Berman Socially Responsive Fund	4,337	(a	)	54,088
Pacific Investment Management Company, PIMCO Capital Appreciation Fund, administrative shares	245,043	(a	)	4,003,997
Pacific Investment Management Company, PIMCO Global Bond Fund, administrative shares	56,154	(a	)	476,744

SCHEDULE I Page 10 of 11

	Principal
	Amount	Cost or
	or Number	Contract		Current
Identity of Issuer and Description of Investment	of Shares	Value		Value

Pacific Investment Management Company, PIMCO High Yield Fund, administrative shares	392,060	(a	)	$3,669,682
Pacific Investment Management Company, PIMCO Low Duration Fund, administrative shares	208,945	(a	)	2,104,074
Pacific Investment Management Company, PIMCO Long-Term U.S. Government Fund, administrative shares	209,852	(a	)	2,140,493
Pacific Investment Management Company, PIMCO Mid-Cap Fund, administrative shares	331,970	(a	)	6,413,652
Pacific Investment Management Company, PIMCO Total Return Fund, administrative shares	1,190,295	(a	)	12,450,488
Pilgrim Baxter & Associates, PBHG Emerging Growth Fund	168,424	(a	)	2,696,475
Pilgrim Baxter & Associates, PBHG Growth Fund	402,704	(a	)	8,199,063
RS Investment, RS Emerging Growth Fund	21,449	(a	)	686,598
RS Investment, RS MicroCap Growth Fund	31,380	(a	)	683,764
Rice Hall James & Associates, UAM Rice Hall James Small Cap Portfolio	319,668	(a	)	5,303,299
Zurich Scudder Investments, Scudder International Fund, Class S shares	2,994	(a	)	109,768
Scudder Kemper Investments, Scudder Global Discovery Fund	4,544	(a	)	106,472
Zurich Scudder Investments, Scudder Growth & Income Fund, Class S shares	2,365	(a	)	49,804
Zurich Scudder Investments, Scudder 21st Century
Growth Fund	1,077	(a	)	18,631
Strong Capital Management, Strong Advisor Common Stock Fund, Class Z shares	27,179	(a	)	537,604
Strong Capital Management, Strong Advantage Fund, Investor Class	217,119	(a	)	2,116,914
Strong Capital Management, Strong Discovery Fund	29,181	(a	)	491,403
Strong Capital Management, Strong Government Securities Fund, Investor Class	442,610	(a	)	4,775,758
Strong Capital Management, Strong Growth Fund, Investor Class	470,456	(a	)	8,317,656
Strong Capital Management, Strong Large Cap Growth Fund	147,175	(a	)	3,465,975
Strong Capital Management, Strong Opportunity Fund, Investor Class	548,015	(a	)	21,531,501
Strong Capital Management, Strong Short-Term Bond Fund, Investor Class	94,409	(a	)	872,343
TCW Funds Management, TCW Galileo Small Cap Growth Fund, Class N shares	30,359	(a	)	570,135
TCW Funds Management, TCW Galileo Aggressive Growth Equities Fund, Class N shares	33,028	(a	)	404,587
TCW Funds Management, TCW Galileo Select Equity Fund, Class N shares	7,987	(a	)	131,153
Templeton Asset Management, Templeton Developing Markets Fund, Class A shares	116,524	(a	)	1,151,259
Templeton Global Advisors, Templeton Foreign Fund, Class A shares	499,557	(a	)	4,620,906
Templeton Global Advisors, Templeton Growth Fund, Class A shares	157,797	(a	)	2,840,350
Templeton Global Advisors, Templeton World Fund, Class A shares	394,579	(a	)	5,863,448
Templeton Global Bond Managers, Templeton Global Bond Fund, Class A shares	67,333	(a	)	536,641
Templeton Investment Counsel, Institutional Foreign Equity Fund	2,458,521	(a	)	35,574,804
USAA Investment Management, USAA Cornerstone Strategy Fund	7,352	(a	)	171,886
USAA Investment Management, USAA Emerging Markets Fund	3,916	(a	)	27,136
USAA Investment Management, USAA GNMA Trust	228,144	(a	)	2,263,188
USAA Investment Management, USAA Growth Fund	42,391	(a	)	613,395
USAA Investment Management, USAA Income Fund	476,339	(a	)	5,744,653
USAA Investment Management, USAA Income Stock Fund	55,761	(a	)	938,465
USAA Investment Management, USAA International Fund	42,098	(a	)	706,398

SCHEDULE I Page 11 of 11

	Principal
	Amount	Cost or
	or Number	Contract		Current
Identity of Issuer and Description of Investment	of Shares	Value		Value

Credit Suisse Asset Management, CS Warburg Pincus Capital Appreciation Fund, common shares	222,151	(a	)	$3,974,284
Credit Suisse Asset Management, CS Warburg Pincus Emerging Growth Fund, common shares	47,045	(a	)	1,269,744
Credit Suisse Asset Management, CS Warburg Pincus Global Fixed-Income Fund, common shares	15,304	(a	)	146,765
Credit Suisse Asset Management, CS Warburg Pincus Value II Fund, common shares	107,266	(a	)	1,436,298
Credit Suisse Asset Management, CS Warburg Pincus International Equity Fund	19,314	(a	)	230,225

Total mutual and commingled funds				2,390,913,378

PARTICIPANT LOANS:
Participant loans, interest rates ranging from 9.00% to 10.75%		(a	)	70,366,068

Total investments				$4,378,194,500

(a)      Cost information is not required to be presented for these participant-directed investments.

*Represents a party in interest.

The accompanying notes are an integral part of this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DELTA FAMILY-CARE SAVINGS PLAN

/s/ James B. Taylor By: James B. Taylor Chief Investment Officer Delta Air Lines Benefit Trusts Delta Air Lines, Inc.
Date:	May 20, 2002

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated April 22, 2002 included in Delta Air Lines, Inc.’s annual report on Form 11-K for the Delta Family-Care Savings Plan for the six-month period ended December 31, 2001 into the Company’s previously filed Registration Statements Nos. 33-30454 and 333-46904.

Atlanta, Georgia
May 15, 2002